                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of March, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a press release, dated
March 29, 2010, relating to the Registrant's completion of its rights offering and private placement.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TEFRON LTD.
                                        (Registrant)

                                        By: /s/ Eran Rotem
                                        ----------------------
                                        Eran Rotem
                                        Chief Financial Officer

                                        By: /s/ Hanoch Zlotnik
                                        ----------------------
                                        Hanoch Zlotnik
                                        Treasurer

Date: March 29, 2010

             TEFRON ANNOUNCES COMPLETION OF SHAREHOLDER RIGHTS ISSUE

         SUCCESS OF FUND RAISING DEMONSTRATES SHAREHOLDER CONFIDENCE IN
                        MANAGEMENT'S TURNAROUND PROGRAM

Misgav, Israel - March 29, 2010 - Tefron (OTC: TFRFF.OB , TASE: TFRN), a
manufacturer of boutique-quality seamless intimate apparel, active wear and swim wear today announced that it had completed its two stage fund raising program, raising gross proceeds of approximately $4 million. In the first stage, the rights offering yielded gross proceeds of $2.9 million. Tefron issued the subscribing shareholders 754,384 ordinary shares at a per share price of $3.8.
In the second stage of the fund raising, Tefron's major shareholder, Norfet,
Limited Partnership, has agreed that it or its designee(s) would purchase shares from Tefron in a private placement following the rights offering at a price per share identical to the price per share in the rights offering. Based on the amount raised by Tefron in the rights offering, the amount invested by Norfet's designees was approximately $1.1 million. Tefron intends to use the net proceeds from the fund raising program towards financing of general corporate purposes, including working capital, labor, energy and raw material costs in accordance with Tefron's needs and in accordance with resolutions of Tefron's board of directors from time to time.

Commenting on the rights issue, CEO Amit Meridor said, "We are pleased with the outcome of the rights issue indicating shareholder trust in our turnaround program. In addition, I am pleased to announce that we have been able to renegotiate the terms of our main facilities leasing contract. The new agreement will achieve significant savings in rental and related costs per year. The proceeds from the fund raising, combined with the bank refinancing program which was signed earlier this month, and the new facilities lease will contribute to an important strengthening of Tefron's financial position starting in 2010."

Mr. Meridor continued, "Now that the financial restructuring is in place, our focus in 2010 will be on aggressively restructuring our manufacturing processes to ensure strict quality control, shortened lead times, and on-time delivery. In order to achieve these objectives, we are in the process of rebuilding all our manufacturing activities to be more cost efficient and responsive to customer needs and time requirements. We also plan to further strengthen our management team with the appointment of several industry specialists with extensive sector and managerial expertise.

Looking forward, Mr. Meridor projected that "as the implementation of more efficient manufacturing processes soon begins to yield greater customer satisfaction and higher sales, our next goal will be better management of
Tefron's innovation process, focusing on closer coordination between the R&D and manufacturing requirements and on understanding the markets of our customers.
Tefron has an exceptionally strong base of international name-brand customers and through the focused efforts of our teams to improve the efficiency and profitability of the R&D and manufacturing functions, our customers will enjoy higher quality and more innovative products, as well as more consistent, dependable customer service which will both serve to re-establish Tefron's leadership position in the industry."

ABOUT TEFRON
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TEFRON MANUFACTURES BOUTIQUE-QUALITY EVERYDAY SEAMLESS INTIMATE APPAREL, ACTIVE
WEAR AND SWIM WEAR SOLD THROUGHOUT THE WORLD BY SUCH NAME-BRAND MARKETERS AS
VICTORIA'S SECRET, NIKE, LULULEMON ATHLETICA, WARNACO/CALVIN KLEIN , WALMART
STORES INC, THE GAP, J. C. PENNEY, MAIDENFORM, , PATAGONIA, REEBOK, AND EL CORTE
INGLES, AS WELL AS OTHER WELL KNOWN RETAILERS AND DESIGNER LABELS. THE COMPANY'S
PRODUCT LINE INCLUDES KNITTED BRIEFS, BRAS, TANK TOPS, BOXERS, LEGGINGS, CROP,
T-SHIRTS, NIGHTWEAR, BODYSUITS, SWIM WEAR, BEACH WEAR AND ACTIVE-WEAR.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

     o    THE EFFECT OF THE WORLDWIDE RECESSION ON OUR SALES TO OUR CUSTOMERS IN
          THE UNITED STATES AND IN EUROPE AND ON OUR ABILITY TO FINANCE OUR
          OPERATIONS;

     o    OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES
          OR ON THE SAME TERMS;

     o    THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTR AND THE ONGOING
          CHANGES IN FASHION PREFERENCES;

     o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING
          THE ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE
          SEAMLESS MARKET IN WHICH WE OPERATE;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
          INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
          QUOTAS (E.G. IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR
          DIVISION).

     o    FLUCTUATIONS IN INFLATION AND CURRENCY RATES;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY
          RESULTING FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE
          COMPLICATED PRODUCTS, DIFFERENT RAW MATERIALS AND CHANGES IN MARKET
          TRENDS;

     o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
          EXPANSION INTO NEW PRODUCT LINES;

     o    OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE
          OF OUR MACHINERY;

     o    FLUCTUATIONS IN THE COSTS OF RAW MATERIALS;

     o    OUR DEPENDENCE ON SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING
          PROCESS;

     o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
          DEBT;

     o    POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH
          INTERNATIONAL BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS
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COMPANY CONTACT:
ERAN ROTEM
CHIEF FINANCIAL OFFICER
+972 4 990 0881
reran@tefron.com